EXHIBIT 2.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5 phone: 416-365-5123 fax: 416-363-6622

March 11, 2010

Michael Williams

Chairman of the Board of Directors

UNDERWORLD RESOURCES INC.

#1500 - 409 Granville Street

Vancouver, British Columbia  V6C 1T2

Dear Sirs:

Proposed Business Combination between Kinross Gold Corporation and

Underworld Resources Inc.

Further to our recent discussions, Kinross Gold Corporation (“Kinross” or “we”) is pleased to submit to Underworld Resources Inc. (“Underworld”) our proposal to make an offer (the “Offer”) to acquire all of the issued and outstanding common shares (“Common Shares”) of Underworld, including Common Shares issuable upon the exercise or the conversion of any options to purchase Common Shares (“Options”) or Common Share purchase warrants (“Warrants”) on the basis of 0.141 Kinross common shares plus Cdn$0.01 in cash per Common Share.

Attached to this letter as Schedule “A” is a summary of the terms and conditions upon which we would be prepared to make the Offer.

In connection with the subject matter of this letter:

1.                                       From the date hereof until 5:00 p.m. (Toronto time) on March 15, 2010 following the execution of this letter by Underworld (the “Agreed Period”), Underworld agrees to work exclusively and in good faith with Kinross in an effort to negotiate legally binding agreements in respect of which Underworld will agree to support the Offer (the “Support Agreement”).

2.                                       During the Agreed Period, neither Underworld nor any of its Representatives will, directly or indirectly, (i) submit, solicit, initiate, encourage or discuss any proposal, offer or enquiry from any other person relating to (A) any plan of arrangement, amalgamation, merger, consolidation, share exchange, recapitalization, reorganization, liquidation or dissolution involving Underworld or any of its subsidiaries, (B) any sale of any material assets of Underworld or any of its subsidiaries outside the ordinary course of business, (C) any take-over bid for, or offer to acquire or subscribe for, any securities of Underworld or any of its subsidiaries or (D) any similar transaction or business combination involving Underworld or any of its subsidiaries (any proposal, offer or enquiry relating to the transactions described in (A) through (D) being an “Acquisition Proposal”), (ii) enter into any agreement or commitment related to any Acquisition Proposal or (iii) provide any information with respect to any Acquisition Proposal.  Underworld and its Representatives shall suspend all discussions with any third party regarding any Acquisition Proposal and shall postpone any scheduled third party site visits during the Agreed Period, and shall notify Kinross in writing immediately if any person makes an Acquisition Proposal and disclose the identity of the person that made the Acquisition Proposal and describe the nature and terms and conditions of the Acquisition Proposal.  For the purposes of this letter, “Representatives” means, as to any person, such person’s affiliates, shareholders, directors, officers, employees and advisors (including financial advisors and legal counsel), and “person” includes, without limitation, any corporation, partnership, individual or other entity.

3.                                       During the Agreed Period, Kinross will not commence an unsolicited take-over bid for all of the outstanding securities of Underworld, provided, however, and for greater certainty, nothing in this letter shall in any way prevent Kinross from initiating an unsolicited take-over bid or making any public announcement in connection therewith on the earlier of (i) the expiry of the Agreed Period, (ii) anytime if Underworld has breached or failed to perform any of its agreements and undertakings pursuant to this letter and (iii) such time as Kinross genuinely believes, acting in its discretion, that it would be unable to conclude the entering into of a Support Agreement on terms reasonably acceptable to it prior to the expiry of the Agreed Period.

4.                                       It is expressly understood and agreed that, except for clauses 1, 2, 3, 4 and 5 of this letter (the “Binding Provisions”), this letter will not give rise to any legally binding obligations. For greater certainty, it is expressly understood that Kinross is not obligated to proceed with the Offer and that no binding agreement will exist unless and until such time as mutually acceptable transaction documentation has been finalized and executed by the parties, which documentation shall contain the terms and conditions outlined in this letter.

5.                                       The Binding Provisions shall be governed by the laws of the Province of Ontario and this letter may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts shall together constitute one and the same instrument.

[Signature page follows]

If you are in agreement with the terms of this letter please execute a duplicate copy and return it to the undersigned.

Sincerely,

KINROSS GOLD CORPORATION

/S/ TYE W. BURT
By:	Tye W. Burt
Title:	President and Chief Executive Officer

Accepted and Agreed to this 11th day of March, 2010.

UNDERWORLD RESOURCES INC.

/S/ MICHAEL WILLIAMS
By:	Michael Williams
Title:	Chairman, Underworld Resources Ltd.

SCHEDULE “A”

SUMMARY OF TERMS AND CONDITIONS OF THE OFFER

Proposal by Kinross Gold Corporation to Acquire all the Issued and Outstanding

Common Shares of Underworld Resources Inc.

March 11, 2010

SUMMARY OF TERMS

Structure:

Kinross Gold Corporation  (“Kinross”) shall make an offer (the “Offer”) to acquire all of the issued and outstanding common shares (“Common Shares”) of Underworld by way of formal take-over bid. Such Offer to include Common Shares issuable upon the exercise or the conversion of any options to purchase Common Shares (“Options”) or Common Share purchase warrants (“Warrants”).

Offer Price:	0.141 of a Kinross common share plus Cdn$0.01 in cash per Common Share.

Total Transaction Value:	Approximately Cdn. $139.2 million (on a fully diluted basis).

Support Agreement:

Support Agreement to be entered into between Underworld pursuant to which Kinross shall make the Offer for the Common Shares followed by either a compulsory acquisition or second-stage business combination. The Offer will be mailed as soon as possible after the Support Agreement and Lock-up Agreements (described below) are entered into and will remain open for at least 35 days in accordance with applicable securities laws.

Lock-up Agreements:

Contemporaneous lock-up agreement with directors, senior officers and certain key shareholders of Underworld, pursuant to which the shareholders shall agree to accept the Offer and tender all Common Shares held by it (including any Common Shares issuable on exercise of Options or Warrants).

Conditions to Making the Offer:

•      Execution of legally binding Support Agreement and Lock-Up Agreements;

•      Support Agreement shall not have been terminated;

•      No circumstances, facts, changes, events or occurrences which would render impossible the satisfaction of one or more Offer conditions;

•      No cease trade order, injunction or other prohibitions at law shall exist against Underworld;

•      Kinross shall have received all waivers, rulings or orders necessary for the making of the Offer;

•      Underworld having complied in all material respects with its obligations under the Support Agreement;

•      All representations and warranties of Underworld having been true and correct in all material respects at the time of making the Offer;

•      No material adverse change concerning Underworld; and

•      Board of directors of Underworld shall have unanimously recommended that shareholders accept the offer and shall not have withdrawn or changed such recommendation.

Bid Conditions:	The Offer will be subject to the satisfaction or waiver of the conditions in the form attached as Schedule B.

Other Terms and Conditions:	Representations, warranties, covenants and conditions as are customary for a transaction of this size and type.

Board Recommendation:

The Support Agreement will provide that the Board of Directors of Underworld will recommend, by the positive vote of all Directors entitled to vote thereon, that Underworld’s shareholders accept the Offer and tender their shares to the Offer.

Non-Solicitation:

The Support Agreement will contain customary exclusivity and non-solicitation provisions; provided, however, that the Support Agreement will permit the Board of Directors to respond to a superior proposal (being a transaction that is more favourable to Underworld shareholders than the Offer) and if required to do so in order to satisfy its fiduciary duties, subject to payment of a termination fee in the circumstances referred to below.

Right to Match:	Prior to entering into any agreement regarding a Superior Proposal, Underworld will provide Kinross an opportunity to match any Superior Proposal for a period of four business days.

Termination of Support Agreement:

The Support Agreement may be terminated by:

•      mutual consent of the parties;

•      Kinross, if the conditions to making the offer are not satisfied;

•      Kinross, if the conditions to taking up Common Shares pursuant to the Offer are not satisfied;

•      Kinross, if Underworld breaches its covenants or representations or warranties;

•      Underworld, if Kinross breaches its covenants or representations or warranties;

•      Underworld, if Kinross has not taken up at least 50.1% of the Common Shares (on a fully-diluted basis);

•      either party if a court or government prohibits the Offer;

•      Kinross, if existing or pending litigation could reasonably be expected to prohibit or impair the Offer;

•      Kinross, if Underworld changes its recommendation or enters into a superior proposal;

•      Kinross, if Kinross does not exercise its Right to Match;

•      Underworld, if Kinross does not commence the Offer; or

•      Underworld, if Underworld proposes to enter into an agreement relating to a superior proposal.

Break-Up Fee:

A Break Fee equal to 3% of the equity value of the transaction shall be payable by Underworld to Kinross if the Support Agreement is terminated in any of the following circumstances:

•      Underworld is in material default of its non-solicitation covenant;

•      The board of directors withdraws, modifies or changes its recommendation in a manner adverse to Kinross, approves or recommends acceptance of an alternative acquisition proposal, fails to affirm its recommendation in favour of the Offer following request by Kinross or remains neutral beyond the 10-calendar day period following the announcement of an acquisition proposal;

•      Kinross determines not to exercise its match right or delivers an amended offer pursuant to its match right in respect of which the board of directors determines acting in good faith and in the discharge of its fiduciary duties that the acquisition proposal is a superior proposal;

•      Underworld proposes to accept, approve, recommend or enter into any agreement relating to a superior proposal;

•      Underworld enters into an agreement or an acquisition proposal is consummated during a period of not less than 6 months and not more than 12 months following termination of the Support Agreement.

Ordinary Course of Business:	The Support Agreement will contain ordinary course of business covenants, including restrictive covenants regarding the conduct of business and taking of corporate actions.

SCHEDULE B
CONDITIONS OF THE OFFER

Kinross shall have the right to withdraw the Offer and shall not be required to take up, purchase or pay for, and shall have the right to extend the period of time during which the Offer is open and postpone taking up and paying for, any Common Shares deposited under the Offer unless all of the following conditions are satisfied or waived by Kinross at or prior to the Expiry Time:

(a)                                  there shall have been validly deposited under the Offer and not withdrawn at the Expiry Time that number of Common Shares which, together with any Common Shares directly or indirectly owned by Kinross, constitutes at least 66 2/3% of the Common Shares outstanding (on a fully diluted basis) at the expiry time of the Offer (the “Minimum Tender Condition”);

(b)                                 all government or regulatory approvals, waiting or suspensory periods, waivers, permits, consents, reviews, orders, rulings, decisions, and exemptions required by law, policy or practice (other than as referred to in paragraph (c) below) (including, those of any provincial securities authorities, stock exchanges or other securities regulatory authorities) in connection with the Offer, any compulsory acquisition or any subsequent acquisition transaction, shall have been obtained, received or concluded or, in the case of waiting or suspensory periods, expired or been terminated, each on terms satisfactory to  Kinross, in its sole discretion, acting reasonably;

(c)                                  no act, action, suit or proceeding shall have been taken before or by any governmental entity (including, by any individual, company, firm, group or other entity) in Canada or elsewhere, whether or not having the force of law, and no law shall have been proposed, amended, enacted, promulgated or applied, in either case:

(i)            to cease trade, enjoin, prohibit or impose material limitations, damages or conditions on the purchase by or the sale to Kinross of the Common Shares or the right of Kinross to own or exercise full rights of ownership of the Common Shares;

(ii)           which would reasonably be expected to have a Company material adverse effect or, if the Offer were consummated, a Kinross material adverse effect;

(iii)          which would materially and adversely affect the ability of Kinross to proceed with the Offer (or any compulsory acquisition or any subsequent acquisition transaction) and/or take up and pay for any Common Shares deposited under the Offer;

(iv)          seeking to obtain from Kinross or any its subsidiaries or Underworld or any of its Subsidiaries any material damages directly or indirectly in connection with the Offer (or any compulsory acquisition or any subsequent acquisition transaction);

(v)           seeking to prohibit or limit the ownership or operation by Kinross of any material portion of the business or assets of Underworld or its subsidiaries or to compel Kinross or its Subsidiaries to dispose of or hold separate any material portion of the business or assets of Underworld or any of its subsidiaries as a result of the Offer (or any compulsory acquisition or any subsequent acquisition transaction);

(d)                                 there shall not exist any prohibition at law against Kinross making the Offer or taking up and paying for any Common Shares deposited under the Offer or completing any compulsory acquisition or any subsequent acquisition transaction;

(e)                                  all necessary orders, authorizations or consents which are required under all applicable securities laws for the offering, issuance and listing of the Kinross common shares under the Offer shall have been obtained;

(f)                                    no Company material adverse effect shall have occurred or arisen (or shall have been generally disclosed to, or discovered by, Kinross if not previously disclosed in writing to Kinross prior to the date of this Agreement);

(g)                                 Kinross shall not have become aware of any untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings in relation to all matters covered in earlier filings), in any Company public disclosure document filed by or on behalf of Underworld with any securities commission or similar securities regulatory authority in any of the provinces or territories of Canada or elsewhere, that constitutes a Company material adverse effect;

(h)                                 the Board of Directors shall not have withdrawn any recommendation made by it that Shareholders accept the Offer or issued a recommendation in a manner that has substantially the same effect;

(i)                                     at the Expiry Time:

(i)            all representations and warranties of Underworld in this Agreement:  (A) that are qualified by a reference to a Company material adverse effect or materiality shall be true and correct in all respects, and (B) that are not qualified by a reference to a Company material adverse effect or materiality shall be true and correct in all material respects; and

(ii)           Underworld shall have observed and performed its covenants in the Support Agreement in all material respects to the extent that such covenants were to have been observed or performed by Underworld at or prior to the expiry time (without giving effect to, applying or taking into consideration any materiality qualification already contained in such covenant or obligation),

(iii)          and Kinross shall have received, not more than seven hours before the expiry time, a certificate of Underworld, signed by two senior officers (without personal liability), satisfactory to Kinross, acting reasonably, certifying the foregoing after due inquiry;

(j)                                     the Support Agreement shall not have been terminated in accordance with its terms; and

(k)                                  each of the Lock-Up Agreements shall have been complied with and shall not have been terminated.

The treatment of outstanding Underworld Options, whether exercised in full, cancelled, irrevocably released, surrendered, waived, replaced or otherwise dealt with, will be addressed in the Support Agreement provided, however, that it is understood and agreed that there will be no outstanding Options of Underworld upon take-up and payment by Kinross pursuant to the Offer.

The foregoing conditions are for the exclusive benefit of Kinross and may be asserted by Kinross regardless of the circumstances giving rise to any such condition. Kinross may, in its sole discretion, waive any of the foregoing conditions, in whole or in part, at any time and from time to time, both before and after the expiry of the Offer, without prejudice to any other rights which Kinross may have, provided that Kinross may not waive the Minimum Tender Condition to acquire less than 50.1% of the Common Shares outstanding (calculated on a fully-diluted basis) without the prior written consent of the Company.  If Knight waives the Minimum Tender Condition on a date that is less than 10 days prior to the Expiry Date, it shall extend the Offer for at least such period of time as is necessary to ensure that the Offer remains open for 10 days from the date or such waiver.  The failure by Kinross at any time to exercise any of the foregoing rights will not be deemed to be a waiver of any such right and each such right shall be deemed to be an ongoing right which may be asserted at any time and from time to time.